UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 7, 2025

Old Glory Holding Company

(Exact name of registrant as specified in its charter)

Delaware	87-3523038
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3401 NW 63rd St. Suite 600

Oklahoma City, OK 73116

(Mailing Address of principal executive offices)

888-446-5345

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Class B Common Stock, par value $0.0001	N/A	N/A

Item 7. Departure of Certain Officers.

Announced Retirement of Chief Financial Officer and Director

Robert Halford, the Chief Financial Officer of Old Glory Holding Company (the “Company”) and its wholly owned subsidiary, Old Glory Bank, and a member of the Board of Directors of Old Glory Bank, who has served in such roles since the launch of the Company and Old Glory Bank in 2022, has announced that he will retire within the next 45-75 days, on such actual date to be later determined by Mr. Halford and the Company.

The Company will supplement this filing upon the Effective Date of Mr. Halford’s retirement.

Item 9. Other Events

The information set forth in Item 7 is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Invest Inc.

By:	/s/ Michael P. Ring
Name:	Michael P. Ring
Title:	Chief Executive Officer
Date:	March 7, 2025